EXHIBIT 23.2

Consent of E.V. Black

E.V. Black M.SC, P. Eng.
Consulting Geologist

CONSENT of AUTHOR

To: United States Securities and Exchange Commission (the “SEC”)

I, E.V. Black M/Sc P. Eng., do hereby consent to the filing, with the regulatory authorities referred to above, of the report entitled “Technical Evaluation on the Asankrangwa Gold Belt of Ghana West Africa” (the “Report”) and to the written disclosures of the Report and of extracts from or a summary of the Report in any written disclosure of PMI Ventures Ltd. and Columbia Hunter Capital Corp. being filed with the SEC.

I also certify that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Report or that the written disclosure of PMI Ventures Ltd. and Columbia Hunter Capital Corp. contains any misrepresentation of the information contained in the Report.

Dated this 28th day of August, 2003.

/s/ E.V. Black
E.V. Black